                            Anderson-Tully Company
                           1242 North Second Street
                            Memphis, Tennessee 38101


                                            June 17, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Anderson-Tully Company
              Registration Statement on Form 10
              File No. 0-24079
              ---------------------------------

Ladies and Gentlemen:

         Anderson-Tully Company (the "Company") hereby withdraws its previously filed Registration Statement on Form 10 (File No. 0-24079) relating to its common stock in order to avoid such Registration Statement becoming effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, prior to the completion of the review of such Registration Statement by the Staff of the Commission. The Company intends to refile the Registration Statement, revised to respond to the comments of the Staff contained in a letter dated June 15, 1998 received by the Company.


                                       Very truly yours,

                                       ANDERSON-TULLY COMPANY

                                       By: /s/ Marye Helen Owen
                                           --------------------
                                           Marye Helen Owen
                                           General Counsel and
                                           Secretary

cc:  Robert T. Plesnarski, Esq.
     Thomas C. Janson, Jr.
     Ray Sandona